SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NEXTWAVE WIRELESS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65337Y102

(CUSIP Number)

Sonia Gardner

President and Managing Partner

Avenue Capital Group

535 Madison Avenue

New York, NY 10022

(212) 850-7519

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2009

(Date of Event Which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue Capital Management II, L.P. (“Avenue Capital Management II”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 63,106,900(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 63,106,900

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,106,900

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 38.0%(2)

14	Type of Reporting Person PN

(1)           Includes 709,498 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II, L.P. (“Avenue Capital Management II”) and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds (as defined below).  Avenue Capital Management II exercises voting and investment power over the securities beneficially owned by Avenue Capital Management II and by the Funds (as defined below).  This number also includes 1,889,984 shares of common stock held by Avenue Special Situations Fund IV, L.P. (“Avenue Spec IV”) and Avenue Investments, L.P. (“Avenue Investments”) and shares of common stock underlying (i) Third Lien Subordinated Secured Convertible Notes (the “Third Lien Notes”) in the principal amount of $134,730,977, convertible into 12,192,847 shares of common stock, issued by the Issuer to Avenue Spec IV, Avenue Investments, Avenue International Master, L.P. (“Avenue International”) and Avenue CDP Global Opportunities Fund, L.P. (“CDP Global”) on October 9, 2008, together with Payment in Kind (“PIK”) interest payable over the term of the Third Lien Notes of $36,626,008, convertible into 3,314,571 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance), (ii) Warrants to purchase 30,000,000 shares of common stock, issued by the Issuer to Avenue AIV US, L.P. (“Avenue AIV” and together with Avenue Spec IV, Avenue Investments, Avenue International, CDP Global, and Avenue Special Situations Fund V, L.P. (“Avenue Spec V”), the “Funds”) on October 9, 2008 (the Warrants were immediately exercisable upon their issuance) (iii) Additional Warrants to purchase 7,500,000 shares of common stock, issued by the Issuer to Avenue AIV on April 14, 2009 (the Additional Warrants were immediately exercisable upon their issuance) and (iv) Incremental Indebtedness Warrants to purchase 7,500,000 shares of common stock, issued by the Issuer to Avenue AIV on July 2, 2009 (the Incremental Indebtedness Warrants were immediately exercisable upon their issuance).

(2)           Based on 103,091,858 shares of common stock outstanding on April 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue Capital Management II GenPar, LLC (“GenPar”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 63,106,900(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 63,106,900

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,106,900

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 38.0%(2)

14	Type of Reporting Person CO

(1)           This number represents shares held by Avenue Capital Management II.  GenPar is the general partner of Avenue Capital Management II.

(2)           Based on 103,091,858 shares of common stock outstanding on April 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Marc Lasry

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 63,106,900(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 63,106,900

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,106,900

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 38.0%(2)

14	Type of Reporting Person IN

(1)           This number represents shares held by Avenue Capital Management II.  Marc Lasry is the managing member of GenPar, the general partner of Avenue Capital Management II and he exercises voting and investment power over the securities beneficially owned by Avenue Capital Management II and by the Funds.

(2)           Based on 103,091,958 shares of common stock outstanding on April 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue Special Situations Fund IV, L.P. (“Avenue Spec IV”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,212,733(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 4,212,733

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,212,733

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.9%(2)

14	Type of Reporting Person PN

(1)           Includes 330,633 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds.  This number also includes 1,753,552 shares of common stock held by Avenue Spec IV and shares of common stock underlying Third Lien Notes in the principal amount of $18,493,194, convertible into 1,673,590 shares of common stock, issued by the Issuer to Avenue Spec IV on October 9, 2008, together with PIK interest payable over the term of the Third Lien Notes of $5,027,286, convertible into 454,958 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance).

(2)           Based on 103,091,858 shares of common stock outstanding on April 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue Capital Partners IV, LLC (“Avenue Capital IV”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,212,733(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 4,212,733

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,212,733

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.9%(2)

14	Type of Reporting Person CO

(1)           This number represents shares held by Avenue Spec IV.  Avenue Capital IV is the general partner of Avenue Spec IV.

(2)           Based on 103,091,858 shares of common stock outstanding on April 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons GL Partners IV, LLC (“GL IV”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,212,733(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 4,212,733

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,212,733

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.9%(2)

14	Type of Reporting Person CO

(1)           This number represents shares held by Avenue Spec IV.  GL IV is the managing member of Avenue Capital IV, the general partner of Avenue Spec IV.

(2)           Based on 103,091,858 shares of common stock outstanding on April 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue Investments, L.P. (“Avenue Investments”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,659,450(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 3,659,450

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,659,450

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.4%(2)

14	Type of Reporting Person PN

(1)           Includes 65,795 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds.  This number also includes 136,432 shares of common stock held by Avenue Investments and Third Lien Notes in the principal amount of $30,036,924, convertible into 2,718,273 shares of common stock, issued by the Issuer to Avenue Investments on October 9, 2008, together with PIK Interest payable over the term of the Third Lien Notes of $8,165,402, convertible into 738,950 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance).

(2)           Based on 103,091,858 shares of common stock outstanding on April 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue Partners, LLC (“Avenue Partners”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,659,450(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 3,659,450

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,659,450

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.4%(2)

14	Type of Reporting Person CO

(1)           This number represents shares held by Avenue Investments.  Avenue Partners is the general partner of Avenue Investments.

(2)           Based on 103,091,858 shares of common stock outstanding on April 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue International Master, L.P. (“Avenue International”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,674,019(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 7,674,019

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,674,019

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.9%(2)

14	Type of Reporting Person PN

(1)           Includes 115,858 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds. This number also includes shares of common stock underlying the Third Lien Notes in the principal amount of $65,666,531 convertible into 5,942,672 shares of common stock, issued by the Issuer to Avenue International on October 9, 2008, together with PIK interest payable over the term of the Third Lien Notes of $17,851,150, convertible into 1,615,489 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance).

(2)           Based on 103,091,858 shares of common stock outstanding on April 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue International Master GenPar, Ltd. (“Avenue International GenPar”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,674,019(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 7,674,019

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,674,019

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.9%(2)

14	Type of Reporting Person CO

(1)           This number represents shares held by Avenue International.  Avenue International GenPar is the general partner of Avenue International.

(2)           Based on 103,091,858 shares of common stock outstanding on April 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue CDP Global Opportunities Fund, L.P. (“CDP Global”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,391,664(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 2,391,664

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,391,664

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.3%(2)

14	Type of Reporting Person PN

(1)           Includes 28,178 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds.  This number also includes shares of common stock underlying Third Lien Notes in the principal amount of $20,534,348 convertible into 1,858,312 shares of common stock, issued by the Issuer to CDP Global on October 9, 2008, together with PIK interest payable over the term of the Third Lien Notes of $5,582,170, convertible into 505,174 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance).

(2)           Based on 103,091,858 shares of common stock outstanding on April 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue Global Opportunities Fund GenPar, LLC (“CDP Global GenPar”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,391,664(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 2,391,664

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,391,664

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.3%(2)

14	Type of Reporting Person CO

(1)           This number represents shares held by CDP Global.  CDP Global GenPar is the general partner of CDP Global.

(2)           Based on 103,091,858 shares of common stock outstanding on April 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue AIV US, L.P. (“Avenue AIV”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 45,000,000(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 45,000,000

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 30.4%(2)

14	Type of Reporting Person PN

(1)           Represents (i) Warrants to purchase 30,000,000 shares of common stock, issued by the Issuer to Avenue AIV on October 9, 2008 (the Warrants were immediately exercisable upon their issuance); (ii) Additional Warrants to purchase 7,500,000 shares of common stock, issued by the Issuer to Avenue AIV on April 14, 2009 (the Additional Warrants were immediately exercisable upon their issuance); and (iii) Incremental Indebtedness Warrants to purchase 7,500,000 shares of common stock, issued by the Issuer to Avenue AIV on July 2, 2009 (the Incremental Indebtedness Warrants were immediately exercisable upon their issuance).

(2)           Based on 103,091,858 shares of Common Stock outstanding on April 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue AIV US GenPar, LLC (“Avenue AIV GenPar”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 45,000,000(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 45,000,000

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 30.4%(2)

14	Type of Reporting Person CO

(1)           This number represents shares held by Avenue AIV.  Avenue AIV GenPar is the general partner of Avenue AIV.

(2)           Based on 103,091,858 shares of Common Stock outstanding on April 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue Special Situations Fund V, L.P. (“Avenue Spec V”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 169,035(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 169,035

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 169,035

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%(2)

14	Type of Reporting Person PN

(1)           Includes 169,035 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds.

(2)           Based on 103,091,858 shares of common stock outstanding on April 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue Capital Partners V, LLC (“Avenue Capital V”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 169,035(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 169,035

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 169,035

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%(2)

14	Type of Reporting Person CO

(1)           This number represents shares held by Avenue Spec V.  Avenue Capital V is the general partner of Avenue Spec V.

(2)           Based on 103,091,858 shares of common stock outstanding on April 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons GL Partners V, LLC (“GL V”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 169,035(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 169,035

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 169,035

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%(2)

14	Type of Reporting Person CO

(1)           This number represents shares held by Avenue Spec V.  GL V is the managing member of Avenue Capital V, the general partner of Avenue Spec V.

(2)           Based on 103,091,858 shares of common stock outstanding on April 30, 2009.

CUSIP No: 65337Y102

Explanatory Note

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amends the following items on Amendment No. 2 to the Schedule 13D originally filed by the Reporting Persons on November 19, 2008, as amended on April 30, 2009.

Item 4.                         Purpose of Transaction.

On July 2, 2009, NextWave Wireless, Inc. (the “Issuer”) and NextWave Wireless LLC, a wholly-owned subsidiary (“NextWave LLC”) entered into a Second Lien Incremental Indebtedness Agreement (the “Agreement”) with The Bank of New York Mellon, as Collateral Agent, and the guarantors and purchasers named therein, pursuant to which NextWave LLC issued additional Senior-Subordinated Secured Second Lien Notes due 2010 (the “Notes”) to Avenue AIV US, L.P. (“Avenue AIV”) in the aggregate principal amount of $15,000,000.

In connection with the issuance of the Notes, the Issuer also entered into a Warrant Agreement dated as of July 2, 2009 with Avenue AIV (the “Warrant Agreement”), pursuant to which the Issuer issued to Avenue AIV Warrants to purchase an aggregate of 7,500,000 shares of Common Stock (the “Warrants”).  The Warrants have an exercise price of $0.01 per share (subject to certain adjustments as set forth in the Warrant Agreement) and are exercisable at any time from the date of issuance until June 29, 2012.

The Warrant Agreement entitles Avenue AIV and its affiliates to a pre-emptive right to acquire, up to the amount of its pro rata ownership interest in the Issuer’s Common Stock on a fully-diluted basis (together with any ownership interests held by its affiliates), shares of common stock, preferred stock or any other equity or equity linked security which the Issuer may propose to issue.  The pre-emptive right will expire on the earlier of the exercise expiration date of the Warrants and the occurrence of a qualified public offering, and does not apply to certain issuances of securities, including issuances pursuant to pre-existing rights and grants made pursuant to stock incentive plans of the Issuer.

The shares of Common Stock underlying the Warrants are entitled to certain registration rights as evidenced by the Registration Rights Agreement Acknowledgement, dated as of July 2, 2009 (the “Registration Rights Acknowledgement”), pursuant to which the Issuer acknowledged that the Registration Rights Agreement as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 14, 2008 is also applicable to the shares underlying the Warrants.

The descriptions in the Statement of the Agreement, the Warrant Agreement and the Registration Rights Acknowledgement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed herewith and incorporated by reference in the Statement.

Except as described herein, the Reporting Persons do not as of the date of the Statement have any specific plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No: 65337Y102

Item 5.                         Interest in Securities of the Issuer.

(a)                                                  As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

Name	Number of Shares	Percentage of Class (%)

Avenue Capital Management II	63,106,900	38.0
GenPar	63,106,900	38.0
Marc Lasry	63,106,900	38.0
Avenue Spec IV	4,212,733	3.9
Avenue Capital IV	4,212,733	3.9
GL IV	4,212,733	3.9
Avenue Investments	3,659,450	3.4
Avenue Partners	3,659,450	3.4
Avenue International	7,674,019	6.9
Avenue International GenPar	7,674,019	6.9
CDP Global	2,391,664	2.3
CDP Global GenPar	2,391,664	2.3
Avenue AIV	45,000,000	30.4
Avenue AIV GenPar	45,000,000	30.4
Avenue Spec V	169,035	0.2
Avenue Capital V	169,035	0.2
GL V	169,035	0.2

The percentage of class is calculated based on 103,091,858 shares of Common Stock outstanding as of April 30, 2009, as calculated for each Reporting Person pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(b)                                                 The Reporting Persons have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Shares.

(c)                                                  Robert T. Symington, an employee of Avenue Capital Management II and a director of the Issuer was granted 166,999 options by the Issuer on June 11, 2009.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds.  In addition, on July 1, 2009, Avenue Spec IV exercised warrants to purchase 1,796,237 shares of Common Stock, and Avenue Investments exercised warrants to purchase 139,753 shares of Common Stock.  The Issuer withheld 42,685 and 3,321 shares of Common Stock, representing the exercise price for the exercise of warrants by Avenue Spec IV and Avenue Investments, respectively.

Except as described above and herein, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past 60 days.

(d)                                                 No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the shares of Common Stock covered by the Statement.

(e)                                                  Not applicable.

Item 6.                         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 4 and Item 5 are incorporated herein by reference.  Except as set forth in response to other Items of the Statement and the agreements incorporated herein by reference and

CUSIP No: 65337Y102

set forth as exhibits hereto, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.                         Material to be Filed as Exhibits.

Exhibit 1

Joint Filing Agreement, dated November 13, 2008 among the Reporting Persons relating to the filing of a joint statement on Schedule 13D (incorporated by reference to Exhibit 1 filed with the Reporting Persons’ Schedule 13D on November 19, 2008).

Exhibit 2

Second Lien Subordinated Note Purchase Agreement, dated October 9, 2008, among NextWave Wireless Inc., NextWave Wireless LLC, as issuer, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, IP Wireless, Inc., and Packetvideo Corporation, as guarantors, Avenue AIV US, L.P. and Sola Ltd, as the note purchasers, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.1 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 3

Warrant Agreement dated as of October 9, 2008, between Avenue AIV US, L.P. and NextWave Wireless Inc., (incorporated by reference to Exhibit 4.3 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 4

Designated Director Agreement dated as of October 9, 2008, between Avenue Capital II and NextWave Wireless Inc., (incorporated by reference to Exhibit 4.7 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 5

Third Lien Subordinated Exchange Note Exchange Agreement, dated October 9, 2008, among NextWave Wireless Inc., NextWave LLC, certain subsidiary guarantors, the purchasers party thereto, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.2 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 6

Registration Rights Agreement dated as of October 9, 2008, among NextWave Wireless Inc., Avenue AIV US, L.P. and Sola, Ltd. (incorporated by reference to Exhibit 4.5 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 7

Additional Warrant Agreement dated as of April 8, 2009, between Avenue AIV US, L.P. and NextWave Wireless Inc. (incorporated by reference to Exhibit 4.14 filed with the Issuer’s Current Report on Form 8-K filed with the SEC on April 14, 2009).

Exhibit 8	Second Lien Incremental Indebtedness Agreement, dated July 2, 2009, among NextWave Wireless Inc. as parent guarantor, NextWave Wireless LLC, as issuer,

CUSIP No: 65337Y102

NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, as guarantors, Avenue AIV US, L.P, as the note purchaser, and The Bank of New York Mellon, as collateral agent.

Exhibit 9	Warrant Agreement dated as of July 2, 2009, between Avenue AIV US, L.P. and NextWave Wireless Inc.

Exhibit 10	Registration Rights Agreement Acknowledgement, dated as of July 2, 2009, entered into by NextWave Wireless Inc.

CUSIP No: 65337Y102

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated: July 10, 2009

MARC LASRY

/s/ Marc Lasry

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By:	Avenue Capital Management II
GenPar, LLC,
its General Partner

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE SPECIAL SITUATIONS FUND IV, L.P.

By:	Avenue Capital Partners IV, LLC,
its General Partner

By:	GL Partners IV, LLC,
its Managing Member

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

CUSIP No: 65337Y102

AVENUE CAPITAL PARTNERS IV, LLC

By:	GL Partners IV, LLC,
its Managing Member

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

GL PARTNERS IV, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE INVESTMENTS, L.P.

By:	Avenue Partners, LLC,
its General Partner

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE PARTNERS, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE INTERNATIONAL MASTER, L.P.

By:	Avenue International Master Fund
GenPar, Ltd.
its General Partner

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Director

CUSIP No: 65337Y102

AVENUE INTERNATIONAL MASTER FUND GENPAR, LTD.

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Director

AVENUE - CDP GLOBAL OPPORTUNITIES FUND, L.P.

By:	Avenue Global Opportunities Fund
GenPar, LLC
its General Partner

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE GLOBAL OPPORTUNITIES FUND GENPAR, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE AIV US, L.P.

By:	Avenue AIV US GenPar, LLC
its General Partner

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE AIV US GENPAR, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

CUSIP No: 65337Y102

AVENUE SPECIAL SITUATIONS FUND V, L.P.

By:	Avenue Capital Partners V, LLC,
its General Partner

By:	GL Partners V, LLC,
its Managing Member

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE CAPITAL PARTNERS V, LLC

By:	GL Partners V, LLC,
its Managing Member

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

GL PARTNERS V, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member